UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

FINAL DIVIDEND PROPOSAL

Santiago, Chile – March 17, 2026 - Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announced today that in accordance with Article 9 and 10 of the Chilean Securities Market Act, it informs the following as an essential fact (Hecho Esencial):

Today, the Company’s Board of Directors has unanimously agreed to recommend at the next Annual General Shareholders’ Meeting, to be held on April 23, 2026, the distribution and payment of a final dividend corresponding to 50% of the Company’s net income for 2025, while the Company’s currently effective Dividend Policy establishes a distribution of 30% of the net income for 2025.

The 50% of the Company’s net income for 2025 corresponds to an amount of US$1.02952 per-share, which, if approved at the next Annual General Shareholders’ Meeting, would be paid in its equivalent in Chilean pesos based on the observed U.S. dollar exchange rate published in the Official Gazette on May 11, 2026, to those shareholders of the Company registered in the respective Shareholders’ Register on the fifth business day prior to the payment date. Such amounts will be proposed to be paid to shareholders, either personally or through their duly authorized representatives, as from 9:00 a.m. on May 14, 2026.

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, iodine, and potassium nitrate markets.

For further information, contact:

Gerardo Illanes: gerardo.illanes@sqm.com
Isabel Bendeck: isabel.bendeck@sqm.com
Megan Suitor: megan.suitor@sqm.com

Media contacts:

Lithium Division: Ignacia Lopez / ignacia.lopez@sqm.com
Iodine- Plant Nutrition Division: Carolina Guzman / carolina.guzman@sqm.com
International Lithium Divicion: Diana WearingSmith / diana.wearingsmith@sqm.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: March 20, 2026	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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